06005074

COMMISSION
J549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HANSON McCLAIN RETIREMENT NETWORK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PLAZA DRIVE, SUITE 120
(No. and Street)

FOLSOM (City) CALIFORNIA (State) 95630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT NEELEY (916) 608-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANSON McCLAIN RETIREMENT NETWORK LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TRACY M. KLIEWER
Commission # 1394220
Notary Public - California
Sacramento County
My Comm. Expires Feb 13, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the statement of financial condition of Hanson McClain Retirement Network LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2006

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 82,005
Accounts receivable	31,696
Other current assets	9,821
Other assets	6,803
Furniture and equipment, net of accumulated depreciation of $ 68,304	34,482
	$ 164,807

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 28,389
State taxes payable	17,788
Total liabilities	46,177
Members' equity	118,630
	$ 164,807

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

REVENUES	
Marketing revenue	$ 4,640,033
Interest	240
	4,640,273
EXPENSES	
Compensation	1,610,989
Commissions	191,520
Professional fees	104,552
Regulatory fees	5,146
Other operating expenses	999,466
	2,911,673
INCOME BEFORE INCOME TAXES	1,728,600
INCOME TAXES	18,788
NET INCOME	$ 1,709,812

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2005

Balance, December 31, 2004	$ 465,018
Net income	1,709,812
Distributions	(2,056,200)
Balance, December 31, 2005	$ 118,630

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,709,812
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,075
Change in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	42,171
Other current assets	7,623
Other assets	(6,803)
Increase (decrease):	
Accounts payable	7,362
State taxes payable	(4,121)
Net adjustments	58,307
Net cash provided by operating activities	1,768,119
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(22,658)
Net cash used by investing activities	(22,658)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(2,056,200)
Net cash used by financing activities	(2,056,200)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(310,739)
CASH AND CASH EQUIVALENTS, December 31, 2004	392,744
CASH AND CASH EQUIVALENTS, December 31, 2005	$ 82,005

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 22,902
	Interest	$ 0

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Hanson McClain Retirement Network LLC (the Company) was formed as a Limited Liability Company in California in July, 1998, with a termination date of July 1, 2028. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February, 2000, and is a member of the National Association of Securities Dealers. The Company provides marketing and training support to independent financial advisors.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables

The Company considers receivables to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment

Equipment purchases greater than $1,000 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

NOTE A – Summary of Significant Accounting Policies (continued)

Income Taxes

No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual California state limited liability minimum tax and annual fee and Texas franchise taxes.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of limited liability company net income.

NOTE B – Concentrations of Credit Risk

Cash Balance

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balance totaled $19,525.

Major Customer

Due to the nature of the Company's marketing and training support business, 88% of revenues during the year were generated from marketing partners registered with Securities America, Inc. (SAI). Also see Note F.

NOTE C – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $ 30,043 in 2005 to the 401(k) Plan to supplement employee contributions.

NOTE D – Litigation

The Company periodically is subject to claims and lawsuits that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

NOTE E – Lease Commitments

Aggregate annual rentals for office space under a noncancellable operating lease with original terms in excess of one year are as follows:

2006	$ 84,000
2007	85,000
2008	4,000
	$ 173,000

Rent expense for the year ended December 31, 2005 of $ 65,809, is included in other operating expenses in the statement of operations.

NOTE F – Other Commitments – Related Party

Effective January 1, 2005, the Company executed an Agreement with Securities America, Inc. (SAI) and Realty Assets, Inc. (an affiliate of SAI) to purchase Realty Assets, Inc.'s 10% membership interest in the Company for $1,000. In addition, under terms of the Agreement, the Company agreed to pay SAI an override commission equal to five percent (5%) of all gross dealer concessions and all asset management fees received by the Company from registered representatives of SAI who are contracted with the Company. Said amounts are payable to SAI monthly. The Agreement continues indefinitely until terminated by either party upon at least 30 days' written notice to the other.

During 2005, the Company paid SAI $191,520 of override commission which is included in commissions in the statement of operations.

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital is $ 35,728, which is $ 30,728, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 1.29 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION OF NET CAPITAL

December 31, 2005

NET CAPITAL	
Members' equity	$ 118,630
Less nonallowable assets:	
Petty cash	(100)
Accounts receivable	(31,696)
Other current assets	(9,821)
Other assets	(6,803)
Furniture and equipment, net	(34,482)
Total adjustments	
	(82,902)
NET CAPITAL	$ 35,728
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 28,389
State taxes payable	17,788
	$ 46,177
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 30,728
Ratio of aggregate indebtedness to net capital	1.29 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 58,662
Audit adjustments: Accounts payable	(5,146)
State taxes payable	(17,788)
Net capital as reported herein	$ 35,728
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 23,243
Audit adjustments: Accounts payable	5,146
State taxes payable	17,788
Aggregate indebtedness, as reported herein	$ 46,177

These differences result in a ratio of aggregate indebtedness to net capital of 1.29 to 1.0 rather than .40 to 1.0 as previously reported.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2005

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2005

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 27, 2006

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the financial statements of Hanson McClain Retirement Network LLC for the year ended December 31, 2005, and have issued our report thereon dated January 27, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanson McClain Retirement Network LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanson McClain Retirement Network LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Cleveland & Gowe

CERTIFIED PUBLIC ACCOUNTANTS